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05058032

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FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

July 12, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors, Ltd., Case No. 05-CV-0298-MJR

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing a Memorandum and Order dismissing the above-mentioned action with prejudice.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

DONALD BRADFISCH, individually and on behalf of all other similarly situated,	)	
Plaintiffs,	)	**Case No. 05-cv-0298-MJR**
vs.	)	
TEMPLETON FUNDS, INC., and TEMPLETON GLOBAL ADVISORS, LTD.,	)	
Defendants.	)	

MEMORANDUM and ORDER

REAGAN, District Judge:

In October 2003, Donald Bradfisch filed a putative class action suit in Illinois state court against Templeton Funds, Inc. and Templeton Global Advisors Limited. Bradfisch complained, *inter alia*, that Defendants breached a duty of care owed to investors by using stale pricing information to value securities in their open end mutual funds.

In November 2003, Defendants removed the action to this Court. In January 2004, after extensive briefing by the parties, the Court found subject matter jurisdiction absent and remanded the case to the Circuit Court of Madison County, Illinois. Defendants did <u>not</u> appeal the remand Order to the United States Court of Appeals for the Seventh Circuit.

Fifteen months later, however, Defendants again removed the case to this Court, claiming that the Seventh Circuit's April 5, 2005 opinion in an unrelated case, ***Kircher v. Putnam Funds Trust***, **403 F.3d 478 (7th Cir. 2005)**, rendered this case freshly removable.

In ***Kircher***, the Seventh Circuit held that the Securities Litigation Uniform Standards Act ("SLUSA") preempts certain state court securities fraud class actions against mutual funds.

Stated simply, the Seventh Circuit found that the broad preemptive effect of SLUSA effectively *blocks* state court litigation of such claims. ***Id* at 484.** Defendants now maintain that the holding in ***Kircher*** constitutes a "pleading, motion, order or other paper from which it may first be ascertained" that *this* case has become removable under **28 U.S.C. § 1446(b).**

Within four days of removing the action to this Court, Defendants moved to dismiss the complaint. Plaintiffs responded with a motion to remand the case to the Circuit Court of Madison County, Illinois. Defendants replied with a motion asking the Court to rule on the dismissal motion *before* ruling on the remand motion. The motions now are fully briefed. For the reasons described below, the Court finds Defendants' removal improper under § 1446(b).

First, the court must decide whether Defendants' April 2005 re-removal was timely. Clearly, the case was several years old at that point. However, Defendants contend that removal is timely under **28 U.S.C. § 1446(b)**, which allows removal within 30 days after the defendant receives an amended pleading or order which first discloses that the case is removable.

Specifically, the second paragraph of § 1446(b) provides:

> If the case stated by the initial pleading is not removable, a notice of removal may be filed within thirty days after receipt by the defendant, through service or otherwise, of a copy of an amended pleading, motion, order or other paper from which it may first be ascertained that the case ... has become removable....

The April 22nd removal occurred within 30 days of the Seventh Circuit's opinion in ***Kircher***. The problem is that the above-quoted provision ONLY applies to cases that were not *initially* removable. The lesson of ***Kircher*** is that this case, as stated by the original pleadings, was initially removable. Thus the provision authorizing removal 30 days after an amended pleading or order does not apply here and does not extend the window for removal.

Moreover, the cases which interpreted a new appellate court opinion as an "order" permitting later removal under § 1446(b) involved a key fact that appears to be absent here. In those cases, the removing defendant was a party involved in the appeal that resulted in the order being used as a basis for removal. Here, the parties seeking to avail themselves of the recent Seventh Circuit opinion – Templeton Funds and Templeton Funds Global Advisors – were not parties in the consolidated appeals that resulted in the ***Kircher*** opinion.

In ***Doe v. American Red Cross*, 14 F.3d 196 (3rd Cir. 1993)**, the Third Circuit held that an appellate court opinion in an unrelated case can constitute an "order" permitting removal under 1446(b) *if* the removed case not only involves the same facts as those in the appellate court opinion but also *involves the same defendant who took the appeal.*

> We take an extremely confined view of this case and our holding is equally narrow. Because the Red Cross was the defendant in *S.G.* and the litigation in the Supreme Court tracked the factual scenario of the challenged removal cases here, we are construing only the term "order" as set forth in Section 1446(b). We hold that the Red Cross received an "order" in *S.G.* and thereby became a beneficiary of the statute.... We believe that an order is sufficiently related when, as here, the order in the case came from a court superior in the same judicial hierarchy, **was directed at a particular defendant and expressly authorized *that same defendant* to remove an action** against it in another case involving similar facts and legal issues.

***Doe*, 14 F.3d at 202 (emphasis added).**

The Fifth Circuit stressed the same point in ***Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001)**, a case in which three defendants removed a case based on a recent appellate opinion named *Sanchez*:

> Similarly, here the defendants R.J. Reynolds, Brown and Williams, and Philip Morris were all defendants in the *Sanchez* case... We therefore hold that the *Sanchez* opinion, under these very narrow circumstances, was an "order" for purposes of §1446(b) removal in

argument. SLUSA's removal and preemption provisions are triggered when four conditions are met: (1) the underlying suit is a "covered class action," (2) the action is based on state or local law, (3) the action concerns a "covered security," and (4) the defendant misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance "in connection with the purchase or sale" of that security. ***Kircher v. Putnam Funds Trust,* 403 F.3d 478 (7th Cir. 2005).** ***See also Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 32-33 (2nd Cir. 2005).**

Kircher instructs that lawsuits based on allegations such as those in Plaintiffs' complaint herein satisfy those four conditions and fall within SLUSA's reach. Accordingly, this action could be removed under **15 U.S.C.** § 77p(c). Furthermore, ***Kircher*** mandates that this Court dismiss all of Plaintiffs' state law claims as barred by SLUSA. ***See*** **15 U.S.C.** § **77p(b)(quoted above);** ***Kircher*,** **403 F.3d at 480, 484 (SLUSA effectively "blocks" litigation of such claims).**

For these reasons, the Court finds removal proper under 15 **U.S.C.** § **77p(b),** **GRANTS** Defendants' motion to dismiss (Doc. 4), **DENIES** Plaintiffs' remand motion (Doc. 13), **DISMISSES** this action with prejudice, and **DENIES AS MOOT** Defendants' motion requesting resolution of dismissal motion prior to resolution of remand motion (Doc. 17).

IT IS SO ORDERED.

DATED this 12th day of July, 2005.

s/ Michael J. Reagan
MICHAEL J. REAGAN
United States District Judge